Free Writing Prospectus

Filed pursuant to Rule 433

Supplementing the Preliminary

Prospectus Supplement, dated December 15, 2025

Registration No. 333-290008

Pricing Term Sheet

$100,000,000

6.875% Fixed-to-Floating Rate Subordinated Notes due 2036

This term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement dated December 15, 2025 (the “Preliminary Prospectus Supplement”) and the accompanying prospectus (including the documents incorporated by reference therein) relating to those securities. Capitalized terms used in this term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer	Customers Bancorp, Inc. (the “Company”)
Security	6.875% Fixed-to-Floating Rate Subordinated Notes due 2036 (the “Notes”)
Aggregate Principal Amount	$100,000,000
Offering Format	SEC Registered
Security Rating*	BBB- (positive) by Kroll Bond Rating Agency, Inc.
Trade Date	December 15, 2025
Settlement Date	December 22, 2025 (T+5)**
Maturity Date
(if not previously redeemed)	January 15, 2036

Interest Rate

From and including the Settlement Date to, but excluding, January 15, 2031 or the date of earlier redemption (the “fixed rate period”), a fixed rate of 6.875% per annum, payable semi-annually in arrears.

From and including January 15, 2031 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined under “Description of the Notes—Interest” in the Preliminary Prospectus Supplement), plus a spread of 342 basis points, payable quarterly in arrears; provided, that if the Benchmark rate is less than zero, then the Benchmark rate shall be deemed to be zero.

Interest Payment Dates	Fixed rate period: January 15 and July 15 of each year, commencing on July 15, 2026. The last interest payment date for the fixed rate period will be January 15, 2031.
Floating rate period: January 15, April 15, July 15 and October 15 of each year, commencing on April 15, 2031.
Record Dates	The 1st calendar day of the month of the applicable interest payment date.
Issue Price	100%
Day Count Convention	Fixed rate period: 30/360.
Floating rate period: 360-day year and the number of days actually elapsed.
Optional Redemption

The Company may, at its option, beginning with the interest payment date of January 15, 2031, and on any interest payment date thereafter, redeem the Notes in whole or in part, from time to time at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

The Company also may redeem the Notes at any time prior to the Maturity Date, in whole, but not in part upon the occurrence of a “Tax Event,” a ”Tier 2 Capital Event”” or the Company becomes required to register as an investment company under the Investment Company Act of 1940, as amended, in each case at a redemption price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to, but excluding, the date of redemption. Any redemption of Notes will be subject to the prior approval of the Board of Governors of the Federal Reserve System, to the extent that such approval is then required.

Denominations	$1,000 and integral multiples of $1,000 in excess thereof.
Use of Proceeds

The Company intends to use the net proceeds from this offering of Notes for general corporate purposes, which may include, but are not limited to, the redemption of less than all of the 2029 Subordinated Notes (as defined in the Preliminary Prospectus Supplement) on March 26, 2026, working capital and the funding of organic growth at Customers Bank, repaying indebtedness, redeeming shares of the Company’s preferred stock once it becomes redeemable, repurchasing shares of the Company’s common stock, funding, in whole or in part, possible future acquisitions of other financial services businesses (as described in the Preliminary Prospectus Supplement under “Use of Proceeds.”).***

CUSIP/ISIN	23204GAH3
Joint Booking-Running Managers	Keefe, Bruyette & Woods, A Stifel Company
Piper Sandler & Co.
Raymond James & Associates, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the date that is one business day prior to the settlement date will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

*** The redemption of the 2029 Subordinated Notes, if any, will be made solely pursuant to a redemption notice delivered pursuant to the indenture governing the 2029 Subordinated Notes, and nothing contained herein constitutes a notice of redemption of the 2029 Subordinated Notes.

The Company has filed a registration statement (including a prospectus) on Form S-3 (File No. 333-290008) and the Preliminary Prospectus Supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus (when available) and the other documents incorporated by reference therein that the Company has filed with the SEC for more complete information about the Company and this offering. Investors may obtain these documents without charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may request these documents by contacting Keefe, Bruyette & Woods, A Stifel Company by e-mail at USCapitalMarkets@kbw.com, by contacting Piper Sandler & Co. by email at FSG-DCM@psc.com or by contacting Raymond James & Associates, Inc. by email at prospectus@raymondjames.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM